                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                        Commission File Number 000-21001

                           NOTIFICATION OF LATE FILING


(Check One):   [X]    Form 10-K     [ ]   Form 11-K       [  ]      Form 20-F         [  ]     Form 10-Q
               [ ]    Form N-SAR

         For Period Ended:          December 31, 1998


[ ]  Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
                                          ---------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Nitinol Medical Technologies, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 27 Wormwood Street City, state and zip code: Boston, Massachusetts 02210

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   [X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [X]    (c)  The accountant's statement or other exhibit required by Rule 12b-
               25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As the result of accounting issues relating to the Registrant's investment in Image Technologies Corporation and the Registrant's acquisition of the neurosurgical instruments business of Elekta AB, the Registrant and its accountants were unable to finalize the audited financial statements until March 31, 1999. The Registrant anticipates that it will transmit the filing to the Commission on or about April 2, 1999.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  William Knight (Chief Financial Officer), 617-737-0930

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant completed the acquisition of the neurosurgical instruments business of Elekta AB in July 1998. As a result of the acquisition, the Registrant's results of operations have been changed significantly, as previously reported in the Registrant's Form 10-Q for the quarter ended September 30, 1998.

                       Nitinol Medical Technologies, Inc.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 31, 1999               By:  /s/ William Knight
                                          --------------------------------------

                                          Name:    William Knight
                                          Title:   Chief Financial Officer
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                                    Exhibit A



Boston, Massachusetts

Ladies and Gentlemen:

         Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Nitinol Medical Technologies, Inc. on or about March 31, 1999, which contains notification of the Registrant's inability to file its Form 10-K by March 31, 1999. We have read the Registrant's statements contained in Part III therein, and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 1998, to be included in Form 10-K.

                                       Very truly yours,

                                       /s/ Arthur Andersen LLP

                                       Arthur Andersen LLP
                                       Boston, Massachusetts